FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2004

            (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                              20-F or Form 40-F.)

                        Form 20-F __X__ Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934.)

                              Yes ____    No __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A


                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on announcement of tariff adjustments, made on June 17, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                          HUANENG POWER INTERNATIONAL, INC.


                                          By  /s/ Wang Xiaosong
                                             -------------------------------
                                          Name:    Wang Xiaosong
                                          Title:   Vice Chairman


Date: June 17, 2004

To: Business Editor
[For Immediate Release]


                       Huaneng Power International, Inc.
                          Announces Tariff Adjustments

(Beijing, the PRC, June 17, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced tariff adjustments of some of its power plants.

In accordance with documents issued by the National Development and Reform Commission, the on-grid tariffs (including VAT) of the Company's power plants are to be adjusted as follows:


-------------------------------------------------------------------------------------------------------------------
Power Plant        Approved Tariff            Number of Utilisation     Tariff Adjustment     Effective Date
                   Adjustment                 Hours Corresponding to    for Excessive
                                              Approved Tariff           Generation
-------------------------------------------------------------------------------------------------------------------


Fuzhou Power       Adjusted from RMB372/MWh   Save for the agreed generation,                 June 15,2004
Plant              to RMB372.5/MWh            all generation to be charged
                                              in accordance with approved
                                              tariff
-------------------------------------------------------------------------------------------------------------------
Shang'an Power     Adjusted from RMB341/MWh   Adjusted from 5,000       Adjusted from         June 15, 2004
Plant              to RMB324/MWh              hours to 5,500 hours      RMB194/MWh to
                                                                        RMB196/MWh
-------------------------------------------------------------------------------------------------------------------
Shidongkou First   Adjusted from              Adjusted from 4,800       Adjusted from         June 15, 2004
Power Plant        RMB266.5/MWh to            hours to 5,500 hours      RMB224/MWh to
                   RMB281/MWh                                           RMB260/MWh
-------------------------------------------------------------------------------------------------------------------
Shidongkou         Adjusted from              Adjusted from 4,900       Adjusted from         June 15, 2004
Second Power       RMB375.8/MWh to            hours to 5,500 hours      RMB224/MWh to
Plant              RMB374/MWh                                           RMB260/MWh
-------------------------------------------------------------------------------------------------------------------
Dezhou Power       Generating units 1 to 4    5,500 hours               Adjusted from         June 15, 2004
Plant              adjusted from                                        RMB200/MWh to
                   RMB352.5/MWh to                                      RMB260/MWh
                   RMB354/MWh; generating
                   units 5 and 6 adjusted
                   from RMB320/MWh to
                   RMB321.5/MWh
-------------------------------------------------------------------------------------------------------------------
Jining Power Plant  Generating units 1 to 4   5,500 hours          Adjusted from         June 15, 2004
                    adjusted from                                  RMB200/MWh to
                    RMB280.76/MWh to                               RMB260/MWh
                    RMB282.26/MWh;
                    generating units 5 and
                    6 adjusted from
                    RMB320/MWh to
                    RMB321.5/MWh
-------------------------------------------------------------------------------------------------------------------
Weihai Power Plant  Adjusted from             5,500 hours          Adjusted from         June 15, 2004
                    RMB395.5/MWh to                                RMB200/MWh to
                    RMB397/MWh                                     RMB260/MWh
-------------------------------------------------------------------------------------------------------------------
Xindian Power       Adjusted from RMB         5,500 hours          Adjusted from         June 15, 2004
Plant               320/MWh to RMB321.5/MWh                        RMB200/MWh to
                                                                   RMB260/MWh
-------------------------------------------------------------------------------------------------------------------
Shantou             Adjusted from             All generation to be charged in            June 15, 2004
Coal-fired Power    RMB443.41/MWh to          accordance with approved tariff
Plant               RMB449.41/MWh
-------------------------------------------------------------------------------------------------------------------
Nantong Power       Adjusted from             Adjusted from       Adjusted from          June 15, 2004
Plant               RMB341/MWh to RMB338/MWh  4,864 hours to      RMB240/MWh to
                                              5,500 hours         RMB280/MWh
-------------------------------------------------------------------------------------------------------------------
Nanjing Power       Adjusted from             Adjusted from       Adjusted from          June 15, 2004
Plant               RMB341/MWh to RMB338/MWh  4,864 hours to      RMB240/MWh to
                                              5,500 hours         RMB280/MWh
-------------------------------------------------------------------------------------------------------------------
Taicang Power       Adjusted from             Adjusted from       Adjusted from          June 15, 2004
Plant               RMB372/MWh to RMB365/MWh  4,937 hours to      RMB240/MWh to
                                              5,500 hours         RMB280/MWh
-------------------------------------------------------------------------------------------------------------------
Huaiyin Power       Adjusted from             Adjusted from       Adjusted from          June 15, 2004
Plant               RMB350/MWh to RMB344/MWh  4,749 hours to      RMB240/MWh to
                                              5,500 hours         RMB280/MWh
-------------------------------------------------------------------------------------------------------------------
Changxing Power     Adjusted from             Adjusted from       Adjusted from          June 15, 2004
Plant               RMB339.16/MWh to          6,000 hours to      RMB261/MWh to
                    RMB371/MWh                5,500 hours         RMB328/MWh
------------------- ------------------------- ------------------- ---------------------- --------------------------
Yushe Power Plant   Generating units 1 and    5,500 hours             Adjusted from         June 15, 2004
                    2 remaining unchanged                             RMB164/MWh to
                    (i.e. RMB308/MWh);                                RMB196/MWh
                    Phase Two new
                    generating units 3 and
                    4 to be fixed at
                    RMB250/MWh
-------------------------------------------------------------------------------------------------------------------

The adjustments of tariffs will result in an increase of overall average settled tariff, and will lead to certain increase of the annual income of the Company.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.


                                    - End -


For enquiries, please contact:

Ms Meng Jing / Ms Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms Christy Lai / Ms Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:  (852) 2520 2241